Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 15 DATED MAY 10, 2012
TO THE PROSPECTUS DATED OCTOBER 7, 2011
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 7, 2011, as supplemented by supplement no. 12 dated April 20, 2012, supplement no. 13 dated April 20, 2012 and supplement no. 14 dated May 1, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of an office building containing 198,565 rentable square feet located in Salt Lake City, Utah.
Acquisition of Gateway Tech Center
On May 9, 2012, we, through an indirect wholly owned subsidiary, KBSIII 155 North 400 West, LLC (the “Owner”), acquired an office building containing 198,565 rentable square feet (“Gateway Tech Center”) from SLHNet Investments, L.C. The seller is not affiliated with us or our advisor. Gateway Tech Center is located in Salt Lake City, Utah on approximately 9.0 acres of land.
The purchase price of Gateway Tech Center was approximately $30.3 million plus closing costs. We funded the acquisition of Gateway Tech Center with proceeds from the U.S. Bank Portfolio Loan (defined below) and proceeds from this offering.
Gateway Tech Center was built in 1909 and completely renovated and converted to office use in 1996, and as of May 1, 2012, was 92% leased to 16 tenants. The aggregate annualized base rent for the tenants of Gateway Tech Center, which represents annualized contractual base rental income as of May 1, 2012, adjusted to straight-line any contractual rent increases or decreases from each lease’s inception through the balance of the term, is approximately $4.0 million and the weighted-average remaining lease term for the tenants is approximately 4.9 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $22.06 per square foot.
Gateway Tech Center has two tenants that individually occupy more than 10% of the total rentable square feet of the property. One tenant is a non-profit corporation that exists to assure a reliable bulk electric system in the western United States, two Canadian provinces and the northern portion of Baja California, Mexico. The tenant occupies 44,582 rentable square feet or approximately 22% of the total property rentable square feet. Its lease expires on April 30, 2020, with three five-year extension options. The tenant also has two one-time options to terminate its lease with respect to its entire leased premises, which options become effective on May 31, 2015 and May 31, 2017, respectively, with each option subject to a termination fee. As of May 1, 2012, the annualized base rent for this tenant was approximately $0.9 million, the remaining lease term was approximately 8.0 years and the average rental rate over the remaining lease term was $24.12 per square foot. The other tenant is in the grocery retailing industry with a retail network of grocery stores and pharmacies nationwide, ranging from hard discount to traditional and premium grocery formats. The tenant occupies 25,278 rentable square feet or approximately 13% of the total property rentable square feet. Its lease expires on February 28, 2015, with two three-year extension options. Although the tenant will be under the rental abatement period of its lease through May 31, 2012, as of May 1, 2012, the annualized base rent excluding the tenant concession was approximately $0.5 million, the remaining lease term was approximately 2.8 years and the average rental rate over the remaining lease term excluding the tenant concession was $18.80 per square foot.
We believe that Gateway Tech Center is suitable for its intended purpose and is adequately insured. We do not intend to make significant renovations or improvements to the Gateway Tech Center. For federal income tax purposes, the cost of Gateway Tech Center, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

Related Financing of Gateway Tech Center
On April 30, 2012, in connection with our acquisition of the McEwen Building, we, through indirect wholly owned subsidiaries (collectively, the “Borrowers”), entered into a two-year portfolio loan with U.S. Bank National Association (the “Lender”) for an amount up to $100.0 million (the “U.S. Bank Portfolio Loan”), of which $40 million is term debt and $60 million is revolving debt. At the closing of the McEwen Building, we drew $80.7 million, of which $42.5 million was used to repay in full the principal balance outstanding under a one-year bridge loan secured by Domain Gateway and Las Cimas IV. As of April 30, 2012, $19.3 million of revolving debt was available for disbursement under the U.S. Bank Portfolio Loan, subject to certain conditions contained in the loan agreement. On May 9, 2012, in connection with the acquisition of Gateway Tech Center, the Owner became a Borrower under the U.S. Bank Portfolio Loan by adding Gateway Tech Center as additional collateral for the loan. We drew an additional $19.3 million on the U.S. Bank Portfolio Loan bringing the total funded amount to $100.0 million as of May 9, 2012. During the term of the U.S. Bank Portfolio Loan, we have an option to increase the loan amount by up to an additional $100.0 million, 60% of which additional amount would be revolving debt and 40% would be term debt, with the addition of one or more additional properties to secure the U.S. Bank Portfolio Loan, subject to certain conditions contained in the loan agreement. The U.S. Bank Portfolio Loan matures on May 1, 2014, with two one-year extension options, subject to certain conditions contained in the loan agreement. From April 30, 2012 through June 30, 2012, the U.S. Bank Portfolio Loan bears interest at a floating rate of 300 basis points over one-month LIBOR. For each subsequent calendar quarter, the interest rate on the U.S. Bank Portfolio Loan will be determined by the borrowing base leverage ratio as defined in the loan agreement and will range from from 2.0% to 3.0% over one-month LIBOR. Monthly payments are interest only with the entire unpaid principal balance and all outstanding interest and fees due at maturity. We will have the right to prepay all or a portion of the U.S. Bank Portfolio Loan, subject to certain fees and conditions contained in the loan agreement.
The U.S. Bank Portfolio Loan is secured by Domain Gateway, Las Cimas IV, the McEwen Building and Gateway Tech Center. We and KBS REIT Properties III, LLC, our wholly owned subsidiary (together, the “Guarantors”), are providing a guaranty of up to 50% of the amount outstanding under the U.S. Bank Portfolio Loan. Additionally, the Guarantors are providing a guaranty of any deficiency, loss or damage suffered by the Lender that may result from certain intentional acts committed by the Borrowers, or that may result from certain bankruptcy or insolvency proceedings involving the Borrower, pursuant to the terms of the repayment guaranty.

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